CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

June 14, 2005

Ms. Jennifer Hardy, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   AGA RESOURCES, INC. -   Form SB-2
SEC File No. 333-124181

Dear Ms. Hardy:

In response to your letter of comments dated May 13, 2005, please be advised as follows:

Summary
  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided

The Offering
  The information requested has been provided.

Risk Factors
  This risk factor has been repeatedly requested by the Division of Natural Resources. It is different from the fifth risk factor. If both risk factors are necessary, we believe they should be separate.

  The language referred to has been deleted.

  We have not included a risk factor. In the business section, under Regulation we have disclosed that our officers and directors will pay the cost of reclamation.

Use of Proceeds
  The $4,000 in item relates to accounting related to the registration statement and is included within offering expenses. The $1,500 you refer to is for future accounting and has been so designated.

Securities and Exchange Commission
RE:   AGA RESOURCES, INC.
Form SB-2
File No. 333-124181
June 14, 2005

Plan of Distribution
  The information requested has been provided.

  The information requested has been provided.

  The language in the paragraph has been revised. The only paper products that will be used will be the prospectus and possibly a tombstone. Supplementally, we will send you a copy of the tombstone if we decide to use one.

  The information requested has been provided.

  Disclosure has been provided that the account is non-interest bearing.

  Officers and directors will not be able to purchase shares in the offering. The disclosure has been revised.

Business
  The information requested has been provided.

  The disclosure has been revised as requested throughout the registration statement. Operations has been replaced with "activities" throughout the document.

  The information requested has been provided, however, I have been advised in previous registration statements never to discuss operations beyond exploration being advised that to discuss development and production is misleading and gives an investor the misleading conception that mineralized material will be discovered.

  Disclosure has been provided that the primary business is the exploration of a single claim.

Background
  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

  The language has been deleted. Supplementally, some examiners in the Division of Natural Resources have required the language you referenced. Some object to it.

Securities and Exchange Commission
RE:   AGA RESOURCES, INC.
Form SB-2
File No. 333-124181
June 14, 2005

Claims
  The information requested has been provided.

Property Geology
  The information has been revised.

Mineralization
  The information requested has been provided.

History of Previous Work
  The information requested has been provided.

  The language has been revised as requested.

Our Proposed Exploration Program
  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided. Supplementally, there are no consulting agreements.

  The information requested has been provided.

  The information requested has been provided.

Regulation
  The information requested has been provided.

Management's Discussion and Analysis or Plan of Operation
  The language has been corrected and revised.

  The information requested has been provided.

Securities and Exchange Commission
RE:   AGA RESOURCES, INC.
Form SB-2
File No. 333-124181
June 14, 2005

  The language has been revised. Ore has been replaced with reserve.

  The information requested has been provided.

Liquidity and Capital Resources
  5,000,000 shares has been corrected to 1,000,000 shares.

Management

  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

Executive Compensation
  The information requested has been provided.

Principal Stockholders
  The disclosure has been corrected.

Financial Statements

Statement of Changes in Stockholders' Equity
  The par value for the issuance of 1,000,000 shares is correctly disclosed at a par value of $0.00001 per share, for a total of $10.

  We have revised the wording relating to the shares issued

  From:     "Capital stock issued for cash - December 17, 2004 at $0.001"

  To:     "Capital stock issued for cash on December 17, 2004 at a price of $0.001 per share".

  The par value on the balance sheet is correct at $0.00001 per share. The remainder of the filing will be consistent with this disclosure.

Securities and Exchange Commission
RE:   AGA RESOURCES, INC.
Form SB-2
File No. 333-124181
June 14, 2005

Notes to Financial Statements

Note 1
  The third paragraph should be excluded. Revised subnote reflects this deletion.

Note 2
  The disclosure has been revised as requested.

Note 5
  At present no lease payments are to be made to Mrs. McLeod.

  At present Mrs. McLeod holds the property for use by the company. Mrs. McLeod will not retain any percentage or ownership in the property or ownership of any minerals discovered during the exploration and she will not be entitled to a percentage of the revenue generated from the use of her property.

Exhibit 23.1
  A new consent has been provided.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: AGA RESOURCES, INC.